UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__ )*

Delek US Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
246647101
(CUSIP Number)
April 29, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	246647101

1	NAMES OF REPORTING PERSONS Ergon, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mississippi

	5	SOLE VOTING POWER

NUMBER OF		3,292,844

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,292,844

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,292,844 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 57,718,640 shares of common stock of the Issuer, comprised of 3,292,844 shares of common stock issued to Ergon, Inc. and 54,425,796 shares of common stock outstanding on March 4, 2011, the date for which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010).

Item 1.
(a)	Name of Issuer

Delek US Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

7102 Commerce Way, Brentwood, Tennessee 37027.

Item 2.
(a)	Name of Person Filing

Ergon, Inc. (“Ergon”).

(b)	Address of Principal Business Office or, if none, Residence

2829 Lakeland Drive, Suite 2000, Jackson, Mississippi 39232.

(c)	Citizenship

Ergon is organized under the laws of the State of Mississippi.

(d)	Title of Class of Securities

Common Stock, $0.01 par value.

(e)	CUSIP Number

246647101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of shares of common stock of the Issuer that is beneficially owned by Ergon as of April 29, 2011 (all percentages reported in this statement on Schedule 13G have been calculated based on 57,718,640 shares of common stock of the Issuer, comprised of 3,292,844 shares of common stock issued to Ergon and 54,425,796 shares of common stock outstanding on March 4, 2011, the date for which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010).

(a)	Amount beneficially owned: 3,292,844 shares of common stock of the Issuer.

(b)	Percent of class: 5.7%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,292,844

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,292,844

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011	ERGON, INC.
	By:	/s/ A. Patrick Busby
	Name:	A. Patrick Busby
	Title:	Executive Vice President and Chief Financial Officer